Form 51-102F3

MATERIAL CHANGE REPORT

Item 1   **Name and Address of Company**

Buffalo Gold Ltd. ("Buffalo" or the "Company")
24th Floor, 1111 West Georgia Street
Vancouver, BC V6E 4M3

Item 2   **Date of Material Change**

April 22, 2008

Item 3   **News Release**

A press release was issued on April 22, 2008, at Vancouver, B.C.

Item 4   **Summary of Material Change**

Bondi Mining Ltd. has commenced drilling at the Murphy Uranium project in the Northern Territory, Australia. In November 2007 Buffalo completed the sale of the Murphy property to Bondi along with several other uranium projects, and currently holds approximately 25% of the company.

Item 5   **Full Description of Material Change**

Bondi Mining Ltd. (ASX: BOM) has commenced drilling at the Murphy Uranium project in the Northern Territory, Australia. In November 2007 Buffalo completed the sale of the Murphy property to Bondi along with several other uranium projects, and currently holds approximately 25% of the company.

Bondi's news release from April 17,[th] 2008 states that "the first phase of drilling on the project will comprise approximately 200 RAB holes for around 4000 metres, testing 10 different target areas which have been developed based on detailed magnetics and radiometrics, Hoistem airborne EM survey results, and Radon track etch anomalies. All the targets to be drilled are in the correct geological setting for unconformity uranium mineralisation of the type seen in the East Alligator region (eg Jabiluka - 360 million lbs at 0.45% U_3O_8) or of the type seen in the Westmoreland region (eg Westmoreland – 48 million lbs at 0.09% U_3O_8) in Queensland. The targets all lie under a thin veneer of recent cover and were therefore never prospected in the last uranium boom, despite the fact that they display all the correct geological ingredients for this style of mineralisation..."

According to the Bondi release the first phase of drilling will take approximately 4 weeks, and a second phase is planned to be carried out in July-August once results from this drilling program have been received and interpreted. For full details of the news release please see the Bondi website, www.bondimining.com.au.

Item 6   **Reliance on subsection 7.1(2) or (3) of National Instrument 51-102**

Not applicable.

Item 7   **Omitted Information**

Not applicable.

Item 8 **Executive Officer**

Brian McEwen, President & CEO at (604) 685-5492

Item 9 **Date of Report**

April 22, 2008